UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No.  70-6802
Report Date: April 1, 2001 through June 30, 2001


In the matter of:
American Electric Power Service Corporation



I.  CONSTRUCTION AND FUEL PROJECTS
Central and South West Corporation (CSW) is a public utility holding company with four electric operating subsidiaries: Central Power and Light Company
(CPL); Public Service Company of Oklahoma (PSO); Southwestern Electric Power Company (SWP) and West Texas Utilities Company (WTU). American Electric Power Service Corporation, (AEPSC) performs at cost, accounting, engineering, tax, legal, financial, marketing, fuel planning, electronic data processing, centralized economic dispatching of electric power and other services for AEP and its subsidiaries. AEPSC is required to file quarterly reports concerning:
(a) description of activities for each construction project; (b) method of accounting for each project; (c) information on fuel projects and (d) information on the project billing allocations.

On June 15, 2000, all of the outstanding stock of CSW was acquired by American Electric Power Company, Inc. ("AEP"). As part of the SEC order approving the acquisition CSW Services was to be combined with AEP Service Corporation (AEPSC) by 12/31/2000. Therefore, this report is filed on behalf of AEPSC.

(A)  METHOD OF ACCOUNTING

The cost of materials, labor, outside services and other expenditures directly attributable to construction of the jointly-owned projects are paid by AEPSC and SWP as agents for the participating companies. Controlled-disbursement bank accounts for each project and the AEP money pool facilitate funding of construction checks. Each company must provide financing for its share of the construction costs.

A summary statement of activity is provided monthly by AEPSC and SWP to the participating companies. A series of service ID's and account numbers enables the participating companies to record their respective ownership shares of construction work in progress, retentions payable, accrued sales tax, vendor accounts payable and cash paid.

(B)  CONSTRUCTION ACTIVITIES

COLETO CREEK UNIT  #2
This project has been suspended. Accordingly, no new construction or engineering activities occurred on this project during the quarter. AEPSC is continuing to provide contract administration, including contract suspension costs, and maintenance of environmental permits during the project's dormant period. No costs were incurred this quarter.

WALKER COUNTY UNIT #1

This project has been suspended. Accordingly, no new construction or engineering activities occurred on this project during the quarter. No costs were incurred this quarter.

EXPENDITURES BY PROJECT :
(thousands)
                                                                   COLETO                          WALKER
                                                                   CREEK                           COUNTY
QUARTER ENDED June 30, 2001


CPL                                                                 $ --                            $ --

PSO                                                                   --                              --

SWP                                                                   --                              --

WTU                                                                   --                              --

TOTAL                                                               $ --                            $ --


EXPENDITURES BY PROJECT :
(thousands)

                                                                  COLETO                          WALKER
                                                                  CREEK                           COUNTY
SIX MONTHS ENDED June 30, 2001

CPL                                                                $ --                            $ --

PSO                                                                  --                              --

SWP                                                                  --                              --

WTU                                                                  --                              --

TOTAL                                                              $ --                            $ --



(C)  FUEL PROJECTS

SOUTH HALLSVILLE: Work on this project consisted of overseeing the contract miner's reclamation activities. Land and lignite lease maintenance comprised the majority of the work on this project.

DOLET HILLS: Land and lignite lease maintenance as well as advance royalty payments comprised the majority of the work on this project. The property is now in production and advanced royalty payments are being recouped.


 (D)  BASIS FOR PROJECT BILLING ALLOCATIONS

SWP PROJECTS:

                                                                 SOUTH                     DOLET
OWNERSHIP PERCENTAGE                                          HALLSVILLE                   HILLS

SWP                                                             85.936%                   46.094%

NON-AFFILIATED ENTITIES                                         14.064%                   53.906%

TOTAL                                                          100.000%                   100.000%

The South Hallsville project and the Dolet Hills project are in the production stage.


ADMINISTRATIVE AND GENERAL ACTIVITIES:

Administrative and general activities included continuing maintenance of a Land Management System. Expenditures for these activities, along with legal, accounting, procurement, employee relations, treasury and information services were $208,551 for the second quarter.


EXPENDITURES BY PROJECT:
(thousands)

QUARTER ENDED                              SOUTH              DOLET
JUNE 30, 2001                           HALLSVILLE            HILLS
                                            (1)                (1)

CPL                                         --                 --

PSO                                         --                 --

SWP                                         508               (16)

WTU                                         --                 --

TOTAL                                      $508               $(16)

(1)  Excludes non-affiliated interests in these projects.



SIX MONTHS ENDED                           SOUTH              DOLET
JUNE 30, 2001                           HALLSVILLE            HILLS
                                            (1)                (1)

CPL                                         --                 --

PSO                                         --                 --

SWP                                        $586               $160

WTU                                         --                 --

TOTAL                                      $586               $160

(1)      Excludes non-affiliated interests in these projects.




                                                QUARTER ENDED                    SIX MONTHS ENDED
                                                JUNE 30, 2001                      JUNE 30, 2001
                                               BUDGET            ACTUAL            BUDGET           ACTUAL

SOUTH HALLSVILLE  (1)                            $860              $508            $1,720             $586

DOLET HILLS (1)                                    51              (16)                80              160

TOTAL                                            $911              $492            $1,800             $746

(1)  Excludes non-affiliated interests in these projects.


                                                                  SINCE
CUMULATIVE  EXPENDITURES                                   JANUARY 1, 1984
(thousands)

SOUTH HALLSVILLE (1)                                            $40,089

DOLET HILLS (1)                                                  12,471

ABANDONED PROJECTS                                               24,101

TOTAL                                                          $ 76,661

(1)  Excludes non-affiliated interests in these projects.






II.  FUEL PRODUCTION ACTIVITIES


                                                                            CONTRACT
                                           TOTAL            TOTAL            MINER'S           TOTAL
                                           TONS              TONS           DELIVERED         COST OF
                                         PRODUCED          SHIPPED          COST/TON        FUEL/TON (3)
QUARTER ENDED
JUNE 30, 2001

SOUTH HALLSVILLE  (1)                         725,580           722,209           $17.16            $19.26

DOLET HILLS  (2)                              284,544           262,525           $25.35            $27.88



SIX MONTHS ENDED
JUNE 30, 2001

SOUTH HALLSVILLE  (1)                       1,349,244         1,349,448           $18.76            $20.89

DOLET HILLS  (2)                              568,037           520,096           $26.37            $28.92

The above amounts exclude non-affiliated interests in these projects.



(1) Lignite reserves are owned and controlled by SWP, Oklahoma Municipal Power Authority (OMPA) and Northeast Texas Electric Cooperative (NTEC) and mined by Sabine Mining Company. All tonnage was delivered to the Henry W. Pirkey Power Plant which is also owned by SWP, OMPA, and NTEC. The total cost of fuel is the sum of the contract miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(2) Lignite reserves are owned and controlled by SWP, Central Louisiana Electric Company, Inc. (CLECO) and OMPA. NTEC acquires its ownership share from SWP once the lignite is delivered to the plant. The lignite is mined by Dolet Hills Mining Venture. All tonnage was delivered to the Dolet Hills Power Plant which is owned by SWP, CLECO, OMPA and NTEC. The total cost of fuel is the sum of the miner's delivered cost, lease maintenance and royalty costs, overhead costs and amortization costs.

(3) The cost per ton is estimated each month and then adjusted to actual cost the following month.



III.  OIL AND GAS ACTIVITIES

CPL incurred no expenditures related to the operation and development of existing leases in south Texas.

                                    SIGNATURE



As requested by order of the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935, Central and South West Services, Inc. has duly caused this report to be signed on the 29th day of August, 2001.




                                                    By :   /s/ Armando Pena
                                                    -------------------------
                                                          Armando Pena
                                                            Treasurer

1 Riverside Plaza
Columbus,Ohio 43215